ADVISORY AND SUBADVISORY FEE

WAIVER AGREEMENT

TimesSquare Capital Management LLC 75 Rockefeller Plaza FL. 30 New York, NY 10019	AMG Funds LLC 680 Washington Blvd. Stamford, CT 06901

September 12, 2025

The Board of Trustees of AMG Funds (the “Trust”)

c/o AMG Funds LLC

680 Washington Blvd.

Stamford, CT 06901

Re:	AMG TimesSquare Mid Cap Growth Fund (the “Fund”), a Series of the Trust

To Whom It May Concern:

This letter agreement by and among AMG Funds LLC (the “Adviser”), TimesSquare Capital Management LLC (the “Subadviser”) and the Trust, with respect to the Fund, confirms certain agreements among the parties.

Pursuant to the terms of the Investment Management Agreement between the Trust, on behalf of the Fund, and the Adviser, dated October 19, 1999, and as amended from time to time (the “Advisory Agreement”), the Adviser has discretionary authority to manage the assets of the Fund (or delegate such management to one or more subadvisers), and is entitled to receive from the Fund, on a monthly basis, an advisory fee.

Pursuant to the terms of the Subadvisory Agreement between the Adviser and the Subadviser, dated February 28, 2005, and as amended from time to time (the “Sub-Advisory Agreement”), the Fund’s assets are delegated by the Adviser to the Subadviser for management on behalf of the Fund (the “Sub-Advised Assets”). Under the terms of the Sub-Advisory Agreement, the Adviser pays the Subadviser a sub-advisory fee.

The Subadviser has advised the Trust and the Adviser of its intention to invest assets of the Fund in the TimesSquare Quality Mid Cap Growth ETF (the “ETF”), an investment company organized under the Investment Company Act of 1940, as amended (the “1940 Act”), and managed by the Subadviser.

The Subadviser hereby agrees that it will waive a portion of the sub-advisory fee payable by the Adviser under the terms of the Sub-Advisory Agreement in an amount that is equal to the aggregate management fee earned by the Subadviser from the ETF that is attributable to any Sub-Advised Assets that are invested in the ETF (the “Fee Waiver Amount”).

Furthermore, the Adviser hereby agrees that it will waive the advisory fee payable by the Fund under the terms of the Advisory Agreement in an amount that is equal to the Fee Waiver Amount described above.

Pursuant to an Amended and Restated Expense Limitation and Recoupment Agreement between the Trust, on behalf of the Fund, and the Adviser, dated May 1, 2019 (the “Expense Limitation Agreement”), the Adviser has agreed to waive its investment advisory fee payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses in order to limit the Fund’s total annual operating expenses (with specified exclusions) of the Fund to the annual rate of 1.13% of the average daily net assets attributable to the Fund. The Fee Waiver Amount shall reduce the advisory fee after the calculation of any necessary fee waiver or expense reimbursement in connection with the Expense Limitation Agreement, and shall not be eligible for recoupment by the Adviser under the terms the Expense Limitation Agreement.

The Adviser and the Subadviser further agree that the deductions of the Fee Waiver Amount from the advisory fee and sub-advisory fee shall commence as of the initial allocation of Sub-Advised Assets to the ETF and shall remain in effect for so long as Sub-Advised Assets remain invested in the ETF.

Sincerely,

TimesSquare Capital Management, LLC		AMG Funds LLC

By:	/s/ Mark J. Aaron	By:	/s/ Keitha L. Kinne
Name: Mark J. Aaron		Name: Keitha L. Kinne
Title: President		Title: Managing Director

Your signature below acknowledges acceptance of this letter agreement by the Trust on behalf of the Fund.

AMG FUNDS, on behalf of AMG TimesSquare Mid Cap Growth Fund

By:	/s/ Thomas Disbrow
Name: Thomas Disbrow
Title: Treasurer and Chief Financial Officer